United States securities and exchange commission logo





                           September 14, 2020

       D. Anthony Scaglione
       Chief Financial Officer
       The ODP Corporation
       6600 North Military Trail
       Boca Raton, FL 33496

                                                        Re: The ODP Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 28, 2019
                                                            Filed August 5,
2020
                                                            Form 10-Q for the
Fiscal Quarter Ended June 27, 2020
                                                            Filed August 5,
2020
                                                            File No. 001-10948

       Dear Mr. Scaglione:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended June 27, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Operating Results by Division
       Business Solutions Division, page 31

   1.                                                   Referencing product
sales, you disclose "Both periods reflect the positive impact of acquisitions and growth
in cleaning supplies and personal protective equipment." Please quantify factors to
which changes are attributed. Please also discuss how the lower demand from
business-to-business customers resulting from the transition to work-from-
                                                        home and
learn-from-home environments due to the restrictions of the COVID-19 pandemic, and the
related changes in demand by product line, impacted your sales. In your discussion,
quantify to what degree the positive drivers of increased demand for cleaning products and
PPE, and growth in sales on your e-Commerce platform have offset
 D. Anthony Scaglione
The ODP Corporation
September 14, 2020
Page 2
      the overall decreases in product sales from your core product lines. Refer to the instructions to Item 303(b)(2) of Regulation S-K and Corporation Finance Disclosure
      Guidance: Topics 9 and 9A.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 with any questions.



                                                          Sincerely,
FirstName LastNameD. Anthony Scaglione
                                                          Division of
Corporation Finance
Comapany NameThe ODP Corporation
                                                          Office of Trade &
Services
September 14, 2020 Page 2
cc:       Lorna Simms
FirstName LastName